                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Zimmerman Sign Company
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  989580-10-5
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                               David E. Anderson
                    8150 North Central Expressway Suite 1801
                              Dallas, Texas 75206
                                 (214) 691-3937
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                January 11, 1999
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

CUSIP NO. 989580-10-5                   13D                   Page 2 of 5 Pages

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (entities only)

          Tom E. Boner
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / /
                                                                       (b)  / /
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(a) / /

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
   NUMBER OF     7     SOLE VOTING POWER
    SHARES             148,161
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY      8     SHARED VOTING POWER
     EACH              0
   REPORTING    ----------------------------------------------------------------
    PERSON       9     SOLE DISPOSITIVE POWER
     WITH              148,161
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          148,161
--------------------------------------------------------------------------------
 12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 / /
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.9%
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 989580-10-5                   13D                   Page 3 of 5 Pages

The undersigned hereby amends and supplements the Schedule 13D previously filed by him (the "Statement") in connection with shares of the common stock, par value $0.01 per share, (the "Common Stock") of Zimmerman Sign Company, a Texas corporation (the "Company"). Reference is made to the Statement for previously reported facts, and all capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Statement.

ITEM 5. Item 5 of the Statement is amended and restated in its entirety as follows:

INTEREST IN SECURITIES OF THE ISSUER. Mr. Boner beneficially owns 148,161 shares, or 10.9%, of the outstanding Common Stock of the Company. Mr. Boner beneficially owns all of such shares by direct ownership and possesses sole voting power and sole dispositive power with respect to all of such shares.

    On September 30, 1998, the Company, Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), MIG Partners VIII, a Delaware partnership ("MIG"), and certain members of the Company's management (the "Management Purchasers"), including Mr. Boner, entered into that certain
Senior Subordinated Note, Preferred Securities Stock and Warrant Purchase Agreement (the "Securities Purchase Agreement"). Under the Securities Purchase Agreement, the Company issued to CIVC, MIG and the Management Purchasers 12% Senior Subordinated Notes in the aggregate principal amount of $4 million and warrants to purchase an aggregate of 1,197,914 shares of the Company's Common Stock. The Company also issued an aggregate of 52,500 shares of the Company's Series A Preferred Stock, par value $0.01 per share, to CIVC, MIG and certain of the Management Purchasers, including Mr. Boner. Under the Securities Purchase Agreement, the Company issued to Mr. Boner (i) a 12%
Senior Subordinated Note (the "Note") in the principal amount of $166,200;
(ii) immediately exercisable warrants to purchase 52,864 shares of the Company's Common Stock (the "Warrants"); and (iii) 2,338 shares of the Company's Series A Preferred Stock. Mr. Boner paid $400,000 in total consideration for the Note, Warrants and shares of Series A Preferred Stock.

    On September 30, 1998, the Company, CIVC, MIG, the Geneve Affiliates and the Management Purchasers entered into a letter agreement pursuant to which CIVC, MIG and the Management Purchasers agreed to surrender to the Company a portion of the warrants issued under the Securities Purchase Agreement upon consummation of the transactions contemplated by: (i) a Share Option Purchase Agreement dated as of September 30, 1998 pursuant to which the Geneve Affiliates granted to the Company an option to purchase an aggregate of 357,143 shares of Common Stock and to David E. Anderson an option to purchase an aggregate of 428,000 shares of Common Stock, both options being exercisable only between the open of business on January 4, 1999 and the close of business on January 8, 1999; and (ii) a Purchase Agreement dated as of September 30, 1998 pursuant to which, promptly upon consummation of the transactions contemplated by the Share Option Purchase Agreement, Mr. Anderson agreed to sell and the Company agreed to buy 228,000 shares of Common Stock. Under the terms of the letter agreement, Mr. Boner would surrender to the Company without consideration warrants for 15,165 shares of Common Stock.

    On September 30, 1998 the Company issued options to Mr. Boner at no cost under the Company's 1996 Stock Option Plan to purchase 10,000 shares of Common Stock at the exercise price of $3.79 per share. Options to purchase 2,000 shares of Common Stock vest on September 30, 1999 and on each September 30 thereafter. The options expire on September 30, 2005.

    On January 8, 1999, the transactions contemplated by the Share Option Purchase Agreement and the Purchase Agreement, as described above, were consummated. On January 11, 1999, in accordance with the letter agreement, as described above, CIVC, MIG and the Management Purchasers surrendered to the Company a portion of their warrants, including Mr. Boner, who surrendered warrants for 15,166 shares of Common Stock.

    Except as set forth herein, no transactions in the Common Stock were effected by Mr. Boner during the past 60 days.

CUSIP NO. 989580-10-5                   13D                   Page 4 of 5 Pages



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is supplemented as follows:

     F. Securities Purchase Agreement dated as of September 30, 1998 by and among the Company, CIVC, MIG and the Management Purchasers.

CUSIP NO. 989580-10-5                   13D                   Page 5 of 5 Pages

                                     SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 1999                 /s/ Tom E. Boner
                                       -------------------------
                                       Tom E. Boner